United States
Securities and Exchange Commission, Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FIVE STAR QUALITY CARE, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

33832D106
(CUSIP Number)

Eller & Detrich, P.C.	Akin Gump Strauss Hauer & Feld LLP
Attn: Philip J. Eller, Esq.	Attn: Jeffrey L. Kochian, Esq.
2727 East 21st Street, Suite 200	One Bryant Park
Tulsa, Oklahoma 74114	New York, New York 10036
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e) or 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33832D106

(1) Names of reporting persons
William F. Thomas

(2) Check the appropriate box if a member of a group (see instructions)
(a)
(b)

(3) SEC only

(4) Source of funds (see instructions)
PF, OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6) Citizenship or place of origination
United States

Number of shares beneficially owned by each reporting person with:

(7) Sole voting power
320,511

(8) Shared voting power
2,689,242

(9) Sole dispositive power
320,511

(10) Shared dispositive power
2,689,242

(11) Aggregate amount beneficially owned by each reporting person
3,009,753

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

(13) Percent of class represented by amount in Row (11)
6.1%

(14) Type of reporting person (see instructions)
IN

CUSIP No. 33832D106

(1) Names of reporting persons
Robert D. Thomas

(2) Check the appropriate box if a member of a group (see instructions)
(a)
(b)

(3) SEC only

(4) Source of funds (see instructions)
PF, OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6) Citizenship or place of origination
United States

Number of shares beneficially owned by each reporting person with:

(7) Sole voting power
0

(8) Shared voting power
2,912,076

(9) Sole dispositive power
0

(10) Shared dispositive power
2,912,076

(11) Aggregate amount beneficially owned by each reporting person
2,912,076

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

(13) Percent of class represented by amount in Row (11)
5.9%

(14) Type of reporting person (see instructions)
IN

CUSIP No. 33832D106

(1) Names of reporting persons
Gemini Properties

(2) Check the appropriate box if a member of a group (see instructions)
(a)
(b)

(3) SEC only

(4) Source of funds (see instructions)
WC

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6) Citizenship or place of origination
Oklahoma, United States

Number of shares beneficially owned by each reporting person with:

(7) Sole voting power
0

(8) Shared voting power
1,815,164

(9) Sole dispositive power
0

(10) Shared dispositive power
1,815,164

(11) Aggregate amount beneficially owned by each reporting person
1,815,164

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

(13) Percent of class represented by amount in Row (11)
3.7%

(14) Type of reporting person (see instructions)
PN

CUSIP No. 33832D106

Amendment No. 1 to Schedule 13D

The following constitutes Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission by William F. Thomas, Robert D. Thomas and Gemini Properties on December 2, 2015 (“Amendment No. 1”). This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4.  Purpose of Transaction.

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

On December 15, 2015, GPA, Inc. (“GPA”), an affiliate of the Reporting Persons, sent to Five Star Quality Care, Inc. (the “Issuer”) a Letter of Intent signed by GPA (the “Proposed LOI”) pursuant to which GPA proposes to acquire 33 senior living facilities (the “Assets”) owned by the Issuer and its subsidiaries (collectively, the “Sellers”), which constitute all real properties owned by the Sellers, for a proposed purchase price of $325,000,000, payable in cash at the closing of the transaction.  As disclosed in the previously filed Schedule 13D, the Reporting Persons earlier had proposed the transaction described in the Proposed LOI to the Issuer’s management and had the impression that the Issuer’s management did not respond favorably to the proposal.  The Reporting Persons do not have reason to believe that the Issuer’s management views the proposal more favorably at this point.

The Proposed LOI would not constitute a binding agreement or obligation of any party to negotiate (in good faith or otherwise) to proceed with the proposed transaction and the terms and conditions set forth in the Proposed LOI would be subject to further due diligence and the terms and conditions to be set forth in a definitive purchase and sale agreement.  Pursuant to the Proposed LOI, any party could terminate the Proposed LOI at any time and for any reason or no reason upon 30 days’ written notice to the other party, provided that the Sellers could not provide such termination notice at any time prior to January 18, 2016.  If a fully executed Proposed LOI is not received by GPA on or before 5:00 p.m., Central Time, on the 22nd day of December, 2015, the Proposed LOI will be deemed withdrawn by GPA.

Furthermore, the Proposed LOI states that the Sellers would agree that during the term of the Proposed LOI, the Sellers would not engage in any discussions or negotiations with another party regarding any purchase of any of the Assets or the business of the Sellers, or any merger, sale of substantially all of the Sellers’ assets or other extraordinary transaction which could interfere with, prevent or delay the transaction proposed by the Proposed LOI (the “Exclusivity Period”).  The Exclusivity Period would be binding on the parties to the Proposed LOI.  The Proposed LOI also contains standard non-disclosure and confidentiality provisions.

The forgoing description of the Proposed LOI does not purport to be complete and is qualified in its entirety by reference to the full text of the Proposed LOI, which is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

In addition, a cover letter from William F. Thomas to Bruce J. Mackey, Jr., President and Chief Executive Officer of the Issuer, was included with the Proposed LOI (the “Cover Letter”).  The Cover Letter notes that a member of the Issuer’s management had stated at an earlier meeting between the Reporting Persons and the Issuer’s management that the Assets were not for sale.  While the Reporting Persons listened to and understand the views of the member of the Issuer’s management, the Reporting Persons continue to believe that a sale of the Assets to the Reporting Persons could help the Issuer to realize the value of the Assets while simultaneously raising the capital required to unlock the Issuer’s intrinsic, long-term value without diluting shareholders and without diluting the Issuer’s earnings per share.

The Cover Letter states that the Reporting Persons believe that the sale of the Assets and the pursuit of certain strategic alternatives outlined in the Cover Letter will allow the Issuer to become a best-in-class, pure-play seniors housing operator.  The strategic alternatives that the Reporting Persons believe the Issuer could pursue following the capital infusion provided by the sale of the Assets include the following:  (i) reinvesting in existing leased communities, (ii) de-leveraging off-balance sheet leases, (iii) expanding opportunities by building additional units onto existing communities/land, and (iv) strategic development through targeted development of new communities in strategic, core markets.

The forgoing description of the Cover Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Cover Letter, which is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

Furthermore, on December 15, 2015, William F. Thomas sent a letter to Barry M. Portnoy, Managing Director of the Issuer (the “Portnoy Letter”).  The Portnoy Letter recognizes Mr. Portnoy’s earlier statement that the Assets were not for sale, but states that the Reporting Persons hope that the transaction described in the Proposed LOI will receive a credible review by the Issuer’s management and Board of Directors (the “Board”).  The Portnoy Letter outlines several reasons why the Reporting Persons believe that the sale of the Assets could benefit the Issuer and certain entities related to the Issuer, including Senior Housing Properties Trust and The RMR Group Inc.

The forgoing description of the Portnoy Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Portnoy Letter, which is filed as Exhibit 99.3 hereto and is incorporated herein by reference.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons and/or their affiliates may acquire additional securities of the Issuer or may determine to sell or otherwise dispose of all or some of the Issuer’s securities in the open market, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons and/or their affiliates may deem material to their investment decision.

The Reporting Persons beneficially own, or may be deemed to beneficially own, the Common Stock of the Issuer for investment purposes, and other than as described herein or in the originally filed Schedule 13D, do not have any present intent to influence or control the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management of the Issuer and the Board, engaging in discussions with other shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer or changing their intention with respect to any and all matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 7.  Material to be Filed as Exhibits.

Exhibit 99.1                      Proposed Letter of Intent

Exhibit 99.2                      Letter to Bruce J. Mackey, Jr., President and Chief Executive Officer of Five Star Quality Care, Inc.

Exhibit 99.3                      Letter to Barry M. Portnoy, Managing Director of Five Star Quality Care, Inc.

  CUSIP No. 33832D106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

December 15, 2015

WILLIAM F. THOMAS

/s/ William F. Thomas
(Signature)

ROBERT D. THOMAS

/s/ Robert D. Thomas
(Signature)

GEMINI PROPERTIES

/s/ William F. Thomas
(Signature)

William F. Thomas, Partner
(Name/Title)

/s/ Robert D. Thomas
(Signature)

Robert D. Thomas, Partner
(Name/Title)